UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________

FORM 8-K

____________________________

Current Report

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2023 (December 17, 2023)

PGT Innovations, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37971	020-0634715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1070 Technology Drive, North Venice, FL		34275
(Address of principal executive offices)		(Zip Code)

(941) 480-1600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PGTI	The New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On December 17, 2023, PGT Innovations, Inc., a Delaware corporation (“PGTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Masonite International Corporation, a British Columbia corporation (“Masonite”), and Peach Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Masonite (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into PGTI (the “Merger”), with PGTI surviving as a wholly owned indirect subsidiary of Masonite.

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of PGTI’s common stock, par value $0.01 per share (each, a “PGTI Common Share”) (other than any PGTI Common Shares that are held by PGTI as treasury stock or held by Masonite, Merger Sub or any other subsidiary of Masonite or PGTI or any PGTI Common Shares as to which appraisal rights have been properly exercised in accordance with Delaware law), will automatically be canceled and retired and converted into the right to receive (i) $33.50 per share in cash (the “Cash Consideration”), and (ii) 0.07353 Masonite common shares, no par value per share (“Masonite Common Shares” and such ratio, the “Exchange Ratio”) ((i) and (ii) collectively, together with any cash in lieu of fractional Masonite Common Shares, the “Merger Consideration”), in the case of each clause (i) and (ii), without interest. The mix of cash and equity consideration is subject to adjustment pursuant to the terms of the Merger Agreement to the extent necessary to ensure that the Merger does not result in the issuance of Masonite Common Shares in excess of 19.99% of the shares of Masonite Common Shares outstanding immediately prior to the Effective Time.

Financing of the Transaction

Masonite intends to fund the cash portion of the Merger Consideration with a combination of cash on hand, borrowings under existing credit facilities and the proceeds from new debt and/or equity financing. Concurrently with the entry into the Merger Agreement, Masonite entered into a debt commitment letter (the “Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide to Masonite (i) up to $1,800,000,000 aggregate principal amount of senior secured term B loans, less the aggregate proceeds of convertible preferred equity securities issued and sold on or prior to the date of the consummation of the Merger, and (ii) up to $980,000,000 aggregate principal amount of senior secured bridge loans, less the aggregate proceeds of senior secured notes or other debt securities issued and sold on or prior to the date of the consummation of the Merger. The obligations of the Lenders to provide debt financing under the Commitment Letter are subject to certain customary conditions, including (a) the execution and delivery of definitive documentation with respect to the debt financing in accordance with the Commitment Letter and (b) the consummation of the Merger in all material respects in accordance with the terms and conditions of the Merger Agreement. The receipt of financing by Masonite is not a condition to Masonite’s obligations to complete the Merger.

Treatment of PGTI Equity Awards

Effective as of immediately prior to the Effective Time, the restrictions on each restricted share of PGTI Common Share that is subject to vesting or forfeiture granted under the Amended and Restated Company 2019 Equity and Incentive Compensation Plan (the “PGTI Stock Plan” and each such restricted share, a “PGTI Restricted Share”) prior to the date of the Merger Agreement and then outstanding will lapse, and each such PGTI Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, an outstanding share of PGTI Common Share not subject to any restrictions, subject to any withholding taxes required by applicable law to be withheld; provided that, if there are any performance conditions applicable to any PGTI Restricted Share, then the restrictions on such performance-based PGTI Restricted Share will lapse with respect to a number of PGTI Common Shares that is calculated pursuant to certain assumptions and otherwise in accordance with the PGTI Stock Plan and the applicable award agreement governing such performance-based PGTI Restricted Shares. Effective as of immediately prior to the Effective Time, each PGTI Restricted Share granted on or following the date of the Merger Agreement and then outstanding will be assumed by Masonite and converted into corresponding Masonite equity awards.

Each restricted stock unit that is subject to vesting conditions based solely on continued employment or service granted under the PGTI Stock Plan (each, a “PGTI RSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to: (i) the Merger Consideration plus (ii) any accrued but unpaid dividends or dividend equivalents in respect of such PGTI RSU as of the Effective Time.

Board Approval of the Merger Agreement

The board of directors of PGTI (the “PGTI Board”) unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger and, subject to the terms and conditions of the Merger Agreement, resolved to recommend that PGTI’s stockholders adopt the Merger Agreement.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including (i) the affirmative vote by holders of a majority of the outstanding PGTI Common Shares entitled to vote at the company stockholders meeting (the “PGTI Stockholders Meeting”), to adopt the Merger Agreement (the “PGTI Stockholder Approval”); (ii) the authorization for listing on the New York Stock Exchange of the Masonite Common Shares to be issued to PGTI stockholders in the Merger; (iii) the effectiveness of the registration statement on Form S-4 to register the Masonite Common Shares to be issued in the Merger; (iv) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the “HSR Act”); (v) the absence of any law, injunction, order or other judgment prohibiting, rendering illegal or permanently enjoining the consummation of the Merger (a “Restraint”); (vi) subject in most cases to exceptions that do not rise to the level of a Company Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by PGTI and Masonite, respectively; and (vii) compliance by Masonite and PGTI in all material respects with their respective obligations. The respective obligations of Masonite and PGTI to consummate the Merger are also subject to there not having occurred since the date of the Merger Agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

Representations and Warranties and Covenants

Masonite, PGTI and Merger Sub have each made customary representations and warranties and covenants in the Merger Agreement, including covenants by PGTI, subject to certain exceptions, to use reasonable best efforts to conduct its business in the ordinary course and preserve intact in all material respects its current business operations, during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”) and to assist Masonite with obtaining its financing to fund the Merger Consideration. The Merger Agreement also contains customary covenants, including covenants by Masonite, subject to certain exceptions, not to take certain actions during the Interim Period without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

Masonite and PGTI have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as reasonably practicable, including in connection with obtaining all consents required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate the Merger. Masonite has also agreed to take actions that are reasonably necessary to avoid, eliminate or resolve any impediments under the HSR Act so as to enable the parties to consummate the Merger no later than the End Date (as defined below); provided that Masonite will not be obligated to take any such action to the extent it would be material measured relative to the size of PGTI and its subsidiaries.

Masonite Board of Directors

Pursuant to the Merger Agreement, as of the Effective Time, Masonite will increase the size of its board of directors in order to cause two members of the PGTI Board agreed between PGTI and Masonite, one of whom will be the then-current Chief Executive Officer of PGTI, to be appointed to the board of directors of Masonite.

Non-Solicitation; Intervening Events

Subject to certain exceptions, PGTI agreed not to solicit alternative acquisition proposals, engage in discussions with any third party regarding alternative acquisition proposal or change its recommendation to its stockholders in favor of the Merger.

The Merger Agreement also provides that, notwithstanding the foregoing, if prior to receipt of the PGTI Stockholder Approval, PGTI receives a bona fide alternative acquisition proposal from a third party that did not result from a material breach of PGTI’s non-solicitation obligations, and PGTI Board determines in good faith that the alternative acquisition proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement), PGTI may provide information to, and engage in negotiations and discussions with, such person making the alternative acquisition proposal.

Prior to obtaining the PGTI Stockholder Approval, the PGTI Board has the right, in connection with (i) the receipt of a Superior Proposal or (ii) an Intervening Event (as defined in the Merger Agreement) to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving Masonite the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or Intervening Event, as applicable), if the PGTI Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and provided that PGTI pays to Masonite the PGTI Termination Fee (as described below).

Termination

The Merger Agreement contains certain customary termination rights for each of Masonite and PGTI, including, (i) by mutual written agreement, (ii) if the Merger has not been consummated on or before December 17, 2024, subject to extension if necessary to allow the completion of a customary marketing period in respect of Masonite’s debt financing (the “End Date”), (iii) any applicable Restraint permanently enjoining the consummation of the Merger has become final and nonappealable, (iv) the PGTI Stockholder Approval shall not have been obtained at the PGTI Stockholders Meeting or (v) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured or, if curable, has not been cured within 20 business days after notice to the other party of such breach (or, if earlier, five business days prior to the End Date).

In addition, prior to receipt of the PGTI Stockholder Approval, PGTI may also terminate the Merger Agreement to (i) accept a Superior Proposal, subject to Masonite’s right to match such Superior Proposal and payment to Masonite of the PGTI Termination Fee (as described below), or (ii) in circumstances relating to Masonite’s breach of the Merger Agreement or failure to consummate the Merger when it is required to do so under the Merger Agreement, subject to payment to PGTI of the Masonite Termination Fee (as described below)). Masonite may terminate the Merger Agreement if PGTI Board changes its recommendation to PGTI’s stockholders regarding the Merger Agreement (an “Adverse Recommendation Change”).

Termination Fees

The Merger Agreement provides for the payment of termination fees upon termination of the Merger Agreement under certain specified circumstances. PGTI will be obligated to pay Masonite a termination fee of $84,000,000 (the “PGTI Termination Fee”) if the Merger Agreement is terminated (i) by PGTI to accept a Superior Proposal, (ii) by Masonite following an Adverse Recommendation Change, or (iii) in certain circumstances by either Masonite or PGTI upon failure to obtain PGTI Stockholder Approval if (a) at the time of such termination, an alternative acquisition proposal has been made and not withdrawn at least two business days prior to such termination and (b) within 12 months following such termination, PGTI enters into an agreement with respect to an alternative acquisition proposal or an alternative acquisition proposal is consummated.

Masonite will be obligated to pay PGTI a termination fee of $180,000,000 (the “Masonite Termination Fee”) if the Merger Agreement is terminated by PGTI in certain circumstances relating to Masonite’s breach of the Merger Agreement or failure to consummate the Merger when it is required to do so under the Merger Agreement.

PGTI Charter Amendment

At the PGTI Stockholders Meeting, PGTI expects to submit for the approval or adoption by PGTI’s stockholders an amendment to the Amended and Restated Certificate of Incorporation of PGTI (as amended from time to time) designating PGTI as the agent of stockholders of PGTI to pursue damages in the event that specific performance is not sought or granted as a remedy for Masonite’s fraud or material and willful breach of the Merger Agreement (the “PGTI Organizational Document Amendment”). The PGTI Organizational Document Amendment is intended to address recent caselaw from the Delaware Chancery Court that, could be construed to, in effect, limit the remedies available to PGTI under the Merger Agreement absent the PGTI Organizational Document Amendment.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by, reference to the Merger Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Masonite, PGTI and Merger Sub, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in the Masonite’s public disclosures, as well as additional non-public information); may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PGTI’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On December 18, 2023, Masonite and PGTI issued a joint press release announcing the entry into the Merger Agreement.

In connection with the announcement of the Transaction, PGTI posted the joint press release and a related investor presentation to its website. The press release and investor presentation are attached to this Current Report on Form 8-K as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01 Financial Statements and Exhibits

(d)        Exhibits

Exhibit No.
2.1*	Agreement and Plan of Merger, dated as of December 17, 2023, by and among PGT Innovations, Inc., Masonite International Corporation and Peach Acquisition, Inc.
99.1	Joint Press Release, dated December 18, 2023
99.2	Investor Presentation, dated December 18, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or similar attachment will be furnished to the Securities and Exchange Commission upon request.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Merger Agreement (including the Merger) (the “Transaction”), including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGTI, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGTI’s stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGTI’s common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGTI to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGTI or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGTI’s ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGTI’s control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the SEC website at http://www.sec.gov, and those detailed in PGTI’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGTI’s website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGTI’s forward-looking statements are based on assumptions that PGTI’s believes to be reasonable but that may not prove to be accurate. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGTI assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGTI that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGTI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGTI, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGTI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGTI will be made available free of charge by accessing PGTI’s website at https://pgtinnovations.com or by contacting PGTI by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGTI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGTI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGTI and other persons who may be deemed to be participants in the solicitation of stockholders of PGTI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGTI and their ownership of PGTI common stock is also set forth in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGTI’s Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGTI’s Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGTI, their ownership of PGTI common stock, and PGTI’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGTI’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT INNOVATIONS, INC.

By:	/s/ Ryan S. Quinn
Name:	Ryan S. Quinn
Title:	General Counsel and Corporate Secretary

Date: December 18, 2023